Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Predecessor Entity							Successor Entity
						Nine Months Ended September 30,	January 1 to January 31, 2005	February 1 to September 30,
	2000	2001	2002	2003	2004	2004	2005	2005
Earnings:
Income (loss) from continuing operations before income taxes	504,890	504,342	307,161	209,368	23,897	83,099	(105,326)	(137,027)
Loss from equity investees	—	—	—	—	4,670	2,987	402	7,124
Fixed charges	81,834	90,565	108,876	118,133	166,483	129,445	13,482	280,649
Amortization of capitalized interest	20,268	17,164	24,401	28,614	29,201	21,561	2,554	20,116
Capitalized interest	(56,501)	(76,240)	(52,406)	(19,884)	(21,452)	(16,771)	(92)	(9,017)

Total adjustments	45,601	31,489	80,871	126,863	178,902	137,222	16,346	298,872

Earnings adjusted for fixed charges	550,491	535,831	388,032	336,231	202,799	220,321	(88,981)	161,845

Fixed charges:
Interest expensed and capitalized, including amortization of capitalized expenses related to indebtedness	81,360	89,290	107,458	116,914	164,851	128,246	13,333	279,353
Portion of rent expense representative of interest (1)	474	1,275	1,418	1,219	1,632	1,199	149	1,296

Total fixed charges	81,834	90,565	108,876	118,133	166,483	129,445	13,482	280,649

Ratio of earnings to fixed charges	6.7	5.9	3.6	2.8	1.2	1.7	(6.6)	0.6

ESTIMATE OF INTEREST WITHIN RENTAL EXPENSE
Total Rent expense	1,435	3,865	4,296	3,694	4,945	3,632	450	3,926
Estimated percentage (based on SEC guidance)	33%	33%	33%	33%	33%	33%	33%	33%

Estimated interest within rental expense	474	1,275	1,418	1,219	1,632	1,199	149	1,296

(1)	One third of rent expense is deemed to be representative of interest.